August 29, 2019

John Kober
Chief Financial Officer
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, Massachusetts 01851

       Re: MACOM Technology Solutions Holdings, Inc.
           Form 10-K for the Fiscal Year ended September 28, 2018
           Filed November 16, 2018
           Form 10-Q for the Quarterly Period ended June 28, 2019
           Filed August 6, 2019
           Form 8-K Filed August 1, 2019
           File No. 001-35451

Dear Mr. Kober:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 28, 2018

Note 21 - Divested Business and Discontinued Operations
Divested Business, page 81

1. We note that you present the loss on the disposal of your Japan-based long range optical subassembly (LR4) business within "other expense" and outside of the "(loss) income from operations" caption on your statement of operations. Please tell us how you considered the guidance of ASC 360-10-45-5 which states that if an operating income subtotal is provided, that subtotal should include gains and losses related to the sale of long-lived assets. Otherwise, revise your presentation in future filings to comply with that guidance.
 John Kober
FirstNameTechnology Solutions Holdings, Inc.
MACOM LastNameJohn Kober
Comapany NameMACOM Technology Solutions Holdings, Inc.
August 29, 2019
August 29, 2019 Page 2
Page 2
FirstName LastName

Form 10-Q for the Quarterly Period ended June 28, 2019

Notes to Condensed Consolidated Financial Statements
Note 2: Revenue - Disaggregation of Revenue, page 9

2. We note the disclosures in Note 1 relating to non-product revenues that you generally recognize over time. Please tell us the amount of 'over-time' revenue you recorded in the nine months ended June 30, 2019.
Note 10: Impairments, page 16

3. We note the the material impairment charges you recorded in the current period and your disclosures in this note and in Note 15 - Restructurings. To help us better under your accounting, please address the following:

             Describe to us in detail the restructuring plan you initiated in June 2019, including the circumstances that led you to undertake the June 2019 plan, your objectives, and a clear description of each of the actions you will undertake pursuant to that plan.

             Explain to us how each action planned or taken to date has resulted in the charges you recorded in the period ended June 30, 2019. Cite the accounting guidance on which you relied in recording the charge.

             Explain to us how the activities under the June 2019 plan impacted your estimates of expected future revenue growth and led to an impairment assessment of goodwill and long-lived assets.

             Summarize for us the analyses you performed and explain how you complied with US
             GAAP - ASC Topics 350 and 360 - in performing the assessment and in calculating the resulting impairment charges.

             Describe to us the business of the impaired asset group, tell us its name, and explain how it fits into the company's lines of business and operating segments. Explain to us how the activities planned under the June 2019 Plan will impact its operations.
4. Revise the critical accounting estimates section of MD&A in future filings to discuss the methodologies, estimates and underlying assumptions you used in your impairment analysis. Disclose the degree of uncertainty associated with the specific key assumptions and describe the potential events or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial
         Reporting Codification.
 John Kober
MACOM Technology Solutions Holdings, Inc.
August 29, 2019
Page 3
Note 15: Restructuring, page 19

5. In future filings revise this note to provide all disclosures required by ASC 420 and SAB
         Topic 5-P.4 relating to each of your restructuring plans, including the reconciliation of the beginning and ending liability balances. Similarly revise your discussion in MD&A to reflect the guidance outlined in the interpretive response in SAB Topic 5-P.4. Provide a clear description of each plan, its objectives and the actions you will undertake pursuant to the plan. Include a discussion of the events and decisions which gave rise to the exit costs and exit plan, and the likely effects of management's plans on financial position, future operating results and liquidity.
Note 17: Income Taxes, page 22

6. Revise your discussions of income taxes in this note and in MD&A in future filings to disclose the estimated annual effective tax rate used in computing your year-to-date provision for income taxes. Refer to ASC 740-270-25 and ASC
740-270-50.
Form 8-K Filed August 1, 2019

Exhibit 99.1, page 0

7.       We note that you present the non-GAAP measure Adjusted Revenue, which
(i)
         adjusted GAAP revenues to accelerate the recognition of deferred Data Center Solution business revenues in the quarter ended June 2018 and then (ii) reduced GAAP revenues in the quarter ended March 29, 2019 when the amounts were recognized. Your presentation is inconsistent with the guidance provided in Question 100.04 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations, as it substitutes individually tailored revenue recognition and measurement methods for those of GAAP. Please revise your future filings and earnings releases to comply with that guidance by removing the measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eric Atallah at (202) 551-3663 or Martin James, Senior Assistant Chief
Accountant at (202) 551-3671 with any questions.



FirstName LastNameJohn Kober                     Sincerely,
Comapany NameMACOM Technology Solutions Holdings, Inc.
                                                 Division of Corporation
Finance
August 29, 2019 Page 3                           Office of Electronics and
Machinery
FirstName LastName